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WASHINGTON, D.C.

December 2, 2003

BY HAND DELIVERY

03037994

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

DEC 4 2003

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated December 1, 2003 announcing Wanadoo's third quarter results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Very truly yours,

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

dlw 12/8

wanadoo freeserve a wanadoo company LIBERO WEB.DE

Paris, 1st December 2003

Wanadoo, Freeserve, Web.de and Libero launch a leading pan-european advertising network

Cooperation of six leading national portals gives access to 30 million unique users in Europe

Wanadoo, Freeserve, Web.de and Libero today announce the launch of a leading Pan-European advertising network based in Europe. The new network, which has already signed several major deals, runs across six countries – UK, France, Spain, Germany, The Netherlands and Italy, giving advertisers access to 30 million unique users, 2 billions pages viewed per month[1] and a very high reach rate in each market.

The network is formed by six leading national portals, which rank among the top 5 audience in their home markets: Wanadoo France, Wanadoo Spain, Wanadoo Netherlands, Freeserve (part of the Wanadoo group) for the UK, Libero for Italy, and WEB.DE for Germany, each of them having an indepth knowledge of their local market, customers and business practices. The portals joined their forces to better answer the need of the fast growing online advertising market.

The European solution for online advertising

The network answers customer demand for a powerful pan-european ressource and reflects the increase in online advertising spend across Europe. Its structure gives a single point of contact for the customer and allows fast and flexible country specific consulting, with support and implementation across the whole handling process.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at September 30, 2003, 8.9 million Internet Access customers, 3.6 billion pages viewed per month and, at December 31, 2002, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K. and the n° 2 in Spain. Wanadoo is also present in the Netherlands. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with more than 2 million ADSL and cable subscribers.
Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

About Freeserve

Freeserve is the UK's leading ISP-portal with an integrated offering of UK-focused content, e-commerce and services and Internet access. Freeserve has 2.639 million active registered accounts and 4.8 million* unique users. In April 2003, readers of Web User magazine named Freeserve Best Dial-Up ISP. In February 2003 Freeserve was named Best Unmetered ISP for its AnyTime product and Best Consumer Application for Freeserve Site Builder by the UK's Internet Service Provider Association. In September 2002, Freeserve was named Best Unmetered ISP for its AnyTime product by Practical Internet magazine and in October 2002, Freeserve was named Best Internet Service

[1] *Source : Report: (Network) WebSites (Internet Applications Included) - Parent Period: Month of October 2003 Panel Type: Home*

Provider and Best Web Hosting Provider by readers of Computeractive magazine. Freeserve distributes its access software in the UK through Dixons' network of over 1,100 Dixons, Currys, PC World and The Link stores, plus Orange, MVC, Littlewoods and Lloydspharmacy stores nationwide.

About WEB.DE AG

The listed company WEB.DE AG (http://webde-ag.de), Karlsruhe, ranks among the most succesful German companies in the growth and future market internet. Its business model is based on four revenue segments: online media sales, ecommerce, digital services and web telecommunication. WEB.DE AG operates the internet portal WEB.DE (http://web.de), which covers numerous services for navigation, communication, information, community and ecommerce. With an array of 21 specialty portals including about 300 topics and a broad range of online services and applications – beneath the WEB.DE directory, one of the hugest German internet catalogues, and the unified communication service WEB.DE FreeMail, thirtyeightfold absolute test winner against worldwide competitors – WEB.DE constitutes one of the most comprehensive online services and one of the highest performing online marketing platforms. Today 40 percent of all German internet users are already WEB.DE users, and 8.7 millions people have made use the portal in September 2003 (Nielsen NetRatings). WEB.DE's media sales unit ranks among the top 3 media marketeers within the German online advertising market.

The share of WEB.DE AG is listed in the Prime Standard Segment of the Frankfurt Stock Exchange (ISIN DE 0005296503) and a constituent of the technology selection index TecDAX. Since Q4/2004 (break even) WEB.DE has operated at a profit (EBITDA).

About Wind/Libero :

WIND Telecomunicazioni S.p.A. has instigated radical changes in the services on offer Italy and in the way they are marketed, with the aim of establishing new market standards: the integration of telephone services, the development of the Internet, a global response to the communications needs of people and businesses. The Wind Group's brands focus on specific types of service: the «Wind» trademark is applied to mobile and convergent services, the «Infostrada» brand to fixed-line telephony, whilst «Libero» is the brand used for the Group's Internet services, and itNet supplies ad hoc Internet services and content for corporate customers.

Libero, Wind 's web portal, is the number one Internet Service Provider in Italy and among the leaders of the Italian Internet audience. With its 7,5 million unique visitors and a reach of 46% according to Nielsen Net Ratings data Libero is the co-leader of Italian Internet audience.

Libero offers a wide range of contents, ranging from the mail service - withmore than 14 million of web mail boxes - the leading Italian web community,with more than 2,6 million registered users, the search service to thematic channel as finance, news and sports.

Press Contacts :

Wanadoo	Freeserve	Wind/Libero	Web.de
Caroline Ponsi	Nadia Kelly	Media Communication	Nadja Elias
+33 1 44 44 93 93	00 44 207 553 4994	0039/02/3011.6055 0039/06/8311.4600	+ 49 89 461699-19
caroline.ponsi@francetelecom.com	nadia.kelly@freeserve.com	Mediacommunication@mail.wind.it	ne@webde-ag.de